Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___February___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:
______________________________________________________________________________

                                New Release
                             TELUS Corporation
                          NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of thirty-seven and one half cents ($0.375) Canadian per share on the issued and outstanding Common shares and thirty-seven and one half cents ($0.375) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2007 to holders of record at the close of business on March 9, 2007

By order of the Board
Audrey Ho Vice President, Legal Services and General Counsel and
Corporate Secretary
Vancouver, British Columbia February 14, 2007
Contact: Investor Relations, (604) 697-8171, ir@telus.com
______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary